Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

pSivida

open briefing

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pSivida Limited
Level 12, BGC Building
28 The Esplanade
Perth, Western Australia 6000

Date of lodgement: 13-Oct-2005

Title: Open Briefing®. pSivida. MD on CDS Acquisition

Record of interview:

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pSivida Limited announced recently the acquisition of private US drug delivery company Control Delivery Systems Inc. ("CDS"). How does the acquisition fit with your strategy to commercialise the BioSilicon™ platform technology?

MD Gavin Rezos
For over 12 months, we were looking for a US based private company with state-of-the-art facilities in the US, staff with strong clinical, regulatory and development experience in the drug delivery area and with experience with the FDA. We wanted to increase our resources so we could speed up the development of our BioSilicon™ platform in the US, the world's largest market, both in terms of healthcare and investment. CDS fitted the bill perfectly. CDS is revenue-generating, has a valuable market for its products and has technologies we can combine with ours to potentially create next generation smart ophthalmology products.

Many large pharmaceutical companies are developing drugs for the back of the eye, given growing markets in that area. Getting the drug to the site and keeping it there is the problem that CDS has overcome. CDS has developed the only sustained release drug delivery products ever approved by the FDA for the back of the eye.

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What are CDS' products and R&D expertise?

MD Gavin Rezos

CDS is a specialist drug delivery company focused on ophthalmology, using the AEON™ technology - a drug delivery implantable system with controlled delivery over months to years and currently used in two of CDS' products already being marketed by Bausch & Lomb: Retisert™ and Vitrasert®. CDS has a third product, Medidur™ which has just entered Phase III clinical trials in collaboration with US-based Alimera Sciences which we expect will be filed for registration with the FDA in 2008.

Retisert™ is a drug implant for the treatment of uveitis, a debilitating auto-immune condition which mainly manifests itself as an inflammation at the back of the eye that can lead to sudden or gradual vision loss. An estimated 800,000 people worldwide, including 175,000 people in the US, have this condition. This product has Orphan Drug status and has become commercially available in the last month or so. This product will have an average selling price of US$18,250 for a 30-month treatment. Furthermore, in a recent announcement by Bausch & Lomb, Retisert™ was approved for full US Medicare rebate providing affordability to the vast majority of US sufferers of uveitis.

Vitrasert® is a drug implant for AIDS-related Cytomegalovirus (CMV) retinitis, a blinding condition in immune-compromised patients. Vitrasert® is FDA-approved, commercially available and has been generating historical revenues for CDS.

Medidur™, essentially a second generation product of Retisert™ and is currently undergoing Phase III clinical development. Medidur™ is injectable in an office rather than surgical procedure and targets Diabetic Macular Edema (DME), a leading cause of vision loss for people under the age of 65. DME is a common complication of diabetic retinopathy and is caused by fluid build-up in the central vision portion of the retina. Retinal blood vessels in a diabetic's eyes deteriorate and leak, causing retinal swelling. There are over 600,000 treatable cases of DME in the US every year.

In addition, CDS has two products in Phase I, essentially combining active drugs with a slow-release delivery system. In each case, we can see opportunities for BioSilicon™ to further enhance these products.

In addition, CDS has demonstrated significant product development capability. The first product Vitrasert®, has an eight-month duration and is surgically inserted into the back of the eye through a 5-6mm insertion. The second product Retisert™ has a 30-month duration and is inserted through a 3-4mm insertion. Medidur™, which is in Phase III trials, has a duration of up to three years and is inserted in an office procedure – i.e. no surgery required.

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What opportunities do you see in combining BioSilicon™ with CDS' technology?

MD Gavin Rezos

The future of drug delivery is at the nanoscale and opens up enormous and valuable opportunities. Whoever gets there will need great technology, areas of

expertise and a strong development track record. The combination of pSivida and CDS provides all of these necessary ingredients.

BioSilicon™ is a platform technology with a range of applications mainly in our core area of drug delivery, but also in diagnostics, tissue engineering, wound management and orthopaedics. We aim to combine our BioSilicon™ technology with ophthalmology drug delivery by using CDS' core focus and expertise in ophthalmology, considered to be one of the fastest growing areas in the US pharmaceutical industry. There is the potential to create ophthalmology products with enhanced delivery, biodegradability, optical and intelligent (MEMS) applications utilising the properties of BioSilicon™. CDS' experience in development will also help us to get BioSilicon™ products approved more rapidly.

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How was the business valued and how will the acquisition be funded?

MD Gavin Rezos
The acquisition will be funded by the issue of 16 million pSivida American Depository Receipts (ADRs) to CDS stockholders, representing about 40 percent of the combined company.

The acquired business was valued by US investment bank advisors BIO-IB LLC in New York and UBS Investment Bank acting for CDS on the basis of a number of factors; one being the historical financing, with a round of US$35 million raised in August 2000 led by Essex Woodlands and Morgan Stanley. The value of CDS' products had significantly improved since entering the market. We also valued the business on the discounted future cash flows of Retisert™ royalties, to a lesser extent some of the existing value of Vitrasert® and more heavily discounted future cash flows of Medidur™ for which we expect to secure FDA registration by 2008 for a substantial market. In addition, we also looked at comparable companies' values and comparable transactions in the biotech market.

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What can you tell us about CDS' revenue stream, subject to the confidentiality you have in place?

MD Gavin Rezos
CDS' revenues to date have been generated mainly from Vitrasert®. CDS' unaudited accounts showed earnings in excess of US$8 million (just over A$11 million) as at 30 June 2005. The next financial year will include royalties from the recently launched Retisert™ which has a significant target market in uveitis with analyst views for that market ranging in excess of US$100 million per annum.

We are not permitted to disclose the size of the royalties payable, but they are clearly significant to us and our valuation of CDS.

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What will be the ownership structure of the acquired business and what escrow arrangements are in place?

MD Gavin Rezos
Ownership in the combined company will be split 60 percent pSivida shareholders and 40 percent CDS shareholders. All CDS' shareholders will be escrowed for six months and some of its management will be escrowed for nine months. pSivida's directors have agreed to a voluntary six-month escrow.

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What attracted CDS to pSivida and what commitment will its management make to the future of the combined group?

MD Gavin Rezos
CDS' management is fully committed and very excited about the ability to contribute their UD development and regulatory experience to help us more quickly advance our BioSilicon™ products in the US. This opportunity gives CDS' shareholders a public listing and access to a broad technology to both complement and supplement CDS' ophthalmology technology by combining BioSilicon™ for next generation products to keep them at the leading edge in ophthalmology products.

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Does this acquisition fulfill your aim of establishing a US base and if so, why has that been a priority for pSivida?

MD Gavin Rezos
It does fulfill our aim and is an excellent opportunity for both us and CDS. It's a priority because the US has the world's largest healthcare market and investment community and it is our aim to accelerate the development of our BioSilicon™ technology in the US.

We've also been looking to do a deal like this for the last 12 months to help accelerate our ongoing business development discussions with big pharma in the US. It's better for us to have people on the ground who are engaged in daily discussions instead of traveling from our Australian or UK offices once every three weeks which slows down the process. It would take a long time and significant cash expenditure to organically assemble a team of the quality of CDS with excellent facilities in a biotech hub such as Boston.

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What will be the management structure of pSivida post-acquisition and to what extent might your role change? What do both your recently appointed US-based non-executive directors bring to the board?

MD Gavin Rezos
Dr. Paul Ashton, CDS' President and CEO, will join us as Chief Operating Officer and will effectively become Executive Director of Strategy for the combined entity. My role will remain CEO of the combined entity.

In June, we appointed two US-based Non-executive Directors: David Mazzo, the CEO of Chugai Pharma USA, a division of Roche, and Mike Rogers, the CFO of Indevus Pharmaceuticals. David Mazzo is highly experienced in the area of

business development, business relations with pharmaceutical companies and has strong US and Japanese connections. He helps us in the network side of business development and in our business negotiations. Mike Rogers is also highly regarded in Boston, particularly in the area of corporate finance. We are very pleased to have both these highly experienced individuals on our board.

Over time, we'd look to bring in a global CEO who would be based in Boston and would have a strong biotech industry background as well as being well known to Wall Street. The new CEO would be focused on taking this company from a A$330 million (US$250 million) to over A$1 billion (US$750 million) market cap. I will stay with the company as a director and manage the Australian side of the business.

Our UK subsidiary pSiMedica will continue to be run by our Chairman Dr. Roger Brimblecombe, formerly the Chairman of Smith Kline and French Research. Our Singapore subsidiary pSiOncology is still managed through pSiMedica, as they focus on the development of our BrachySil™ product and deal with our ongoing clinical trials in liver cancer. Our new Phase IIa clinical trial for pancreatic cancer will commence and be managed in the UK by pSiMedica.

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What impact will the acquisition have on your cash burn?

MD Gavin Rezos
We recently announced an additional A$20 million (US$15 million) funding by way of a three year, 8 percent coupon, convertible note from large New York based institutional investor, Castlerigg Investments. The convertible note can be converted at a fixed price into NASDAQ listed ADRs. Following the acquisition, this additional funding lifts our cash position to over A$30 million (US$22.5 million) with a monthly cash burn of US$900,000 before taking into account extraordinary costs associated with the acquisition transaction or merger cost savings. This historical cash burn also included the completion of additional cleanrooms in Braunschweig, Germany, and the UK, as well as some additional manufacturing capacity in relation to our research on BioSilicon™.

We have sufficient cash for our Phase IIa trials on pancreatic cancer, Phase IIb trials on liver cancer and ongoing work with Cirrus Pharmaceuticals to develop our own products involving BioSilicon™ drug delivery of generic compounds.

CDS is to an extent self-funding through its royalty based revenues and our evaluation work with our big pharma collaborator is being funded by that big pharma. In addition, we expect to begin receiving licensing fees for BioSilicon™ later this year, which should augment the cash we retain.

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Thank you Gavin.

To read previous pSivida Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.

For more information about pSivida Limited, view www.psivida.com.au or call Brian Leedman, Investor Relations Manager on +(61-8) 9327 8920.